Algoil Inc. 135420 Oriental St Rockville, Md 20853 (202) 536-5191
September 7, 2010

Division of Corporation Finance
US Securities & Exchange Commission
Washington, DC 20549

Re:	8K/A – Algoil Inc

Dear Corp Fin,

With regards to your Comments dated August 25th, 2010, and as part and partial of our Amended 8K/A filing of September 7th, 2010, the issuer hereby acknowledges that:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission for taking any action with respect to the filing; and
c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments in this matter, please do contact us at any time.

Sincerely yours, /s/ David E. Price David E. Price, Dir.

 DEP/mc